

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 13, 2006

Mr. Douglas Bolen
Chief Executive and Financial Officer
Delta Oil & Gas, Inc.
1122 6th Avenue North
Seattle, Washington 98109

      Re: Delta Oil & Gas, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed April 17, 2006
              File No. 333-82636
              Form 10-QSB for Fiscal Quarter Ended September 30, 2006
              Filed November 20, 2006
              Registration Statement on Form 10-SB
              Filed May 12, 2006
              File No. 000-52001
              Response Letters Dated October 18, 2006, November 8, 2006 and
              November 27, 2006

Dear Mr. Bolen:

      We have reviewed your filings and response letters and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please file your amendments to Form 10-SB, Form 10-KSB for the fiscal year
      ended December 31, 2005, and Forms 10-QSB for the fiscal quarters ended
      March 31, 2006, June 30, 2006 and September 30, 2006 incorporating all
      appropriate revisions.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 2 – Significant Accounting Policies, page F-7

d) Asset Retirement Obligations, page F-8

2.   We note that you have proposed adding disclosure of non-compliance with SFAS
      143, including quantification of the related amounts, in response to prior comment
      5. Although we may not object to your view on materiality, disclosure of non-
      compliance with the accounting standard appears inconsistent with this view.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Financial Statements

Note 4 – Natural Gas and Oil Properties, page F-11

3.   We note you disclose under a) iii on page F-12 that for the Owl Creek Prospect,
      your Isbill #1-36 project was abandoned during the three months ended
      September 30, 2006 and $81,026 was charged to your income statement for the
      quarter. Please modify your disclosure to clarify whether this amount is included
      in the $368,987 reported for the assignment on page F-11, having increased from
      the $300,000 amount disclosed on page 8 in your June 30, 2006 Form 10-QSB.
      Additionally, clarify the line item to which you recorded the credit offsetting your
      $81,026 charge, since the $368,987 amount does not appear to have been reduced
      by this charge.

4.   Please revise your disclosure to address the status or disposition of costs that were
      associated with the Texalta and Brinx properties listed in the corresponding
      disclosure of your June 30, 2006 Form 10-QSB.

Critical Accounting Policies, page 12

Natural Gas and Oil Properties, page 12

5.   Similar to prior comment 4, please expand your disclosure to address how you factor in each type of cost in your application of the full cost ceiling test as specified in (A), (B), and (C) of Rule 4-10(c)(4)(i) of Regulation S-X.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Chad Wiener, Esq.